Mail Stop 7010
								December 30, 2005



Martin J. Landon
Vice President and Chief Financial Officer
Kinetic Concepts, Inc.
8023 Vantage Drive
San Antonio, Texas 78230

      Re:	Kinetic Concepts, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarters Ended September 30, 2005
		File No. 1-09913

Dear Mr. Landon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

MD&A - Non-GAAP Financial Information, page 36

1.		We note that your presentation of non-GAAP financial
measures is similar to the presentation of pro forma income statements that remove the impact of specific transactions.
Please
be advised that pro forma financial statements may only be presented for the most recent fiscal year and interim period and are not permitted for earlier periods. Please provide us with your analysis of how the current presentation complies with Item 10(e) of Regulation S-K and the related FAQ or tell us how you intend to revise it in future filings.

Financial Statements - Note 9. Income Taxes, page 80

2.		We note that the increase in deferred tax assets you
recorded in 2004 was principally due to federal and state operating loss carry-forwards. Tell us and revise future filings to explain the reasons for this increase. Also expand your future disclosures under critical accounting estimates in MD&A to disclose and discuss any underlying assumptions used to determine deferred tax assets and liabilities and to address material changes during the periods presented.

Form 10-Q for the Period Ended September 30, 2005

Financial Statements - Note 5. Litigation Settlement

3.		We note that in your Form 10-K for the fiscal year ended
December 31, 2004 you disclosed that you believed the litigation with
Novamedix "will not have a material adverse effect on our
business,
financial condition or results of operations".  We note that you modified these disclosures in your March 31, 2005 and June 30,
2005
Forms 10-Q but provided no additional substantive disclosures regarding the status of this contingency. We also note that the settlement of this contingency was first disclosed when you filed an earnings release for the period ended September 30, 2005 in a Form
8-
K. Please provide us a detailed analysis of the specific events and circumstances that lead to the settlement. Please help us understand how and why you believe your disclosures prior to the settlement were adequate.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Bret Johnson at (202) 551-3753, Anne
McConnell
at (202) 551-3709 or me at (202) 551-3768 if you have questions regarding our comments.


Sincerely,



John Cash
Accounting Branch Chief

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Martin Landon
Kinetic Concepts, Inc.
December 30, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE